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                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                          ----------------------

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                             INGRAM MICRO INC.
                             (Name of Issuer)

                           CLASS A COMMON STOCK
                              $.01 PAR VALUE
                      (Title of Class of Securities)

                          ----------------------

                                  457153
                              (Cusip Number)

                       INGRAM CHARITABLE FUND, INC.
                    (Name of Persons Filing Statement)

                             Martha R. Ingram
                       Ingram Charitable Fund, Inc.
                             4400 Harding Road
                         Nashville, TN 37205-2290
                          Tel No.: (615) 298-8200
                  (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices
                            and Communications)

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                             November 19, 1998
          (Date of Event which Requires Filing of this Statement)


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               If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ]

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                               SCHEDULE 13D

CUSIP No.457153                                              Page 2 of 8 Pages

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Ingram Charitable Fund, Inc.

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]

 3  SEC USE ONLY

 4  SOURCE OF FUNDS*
    N/A

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                     [ ]

 6  CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A

                                7   SOLE VOTING POWER

                                     20,000,000 (See Item 5(a))
     NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH      8    SHARED VOTING POWER
  REPORTING PERSON WITH
                                     None.

                                9    SOLE DISPOSITIVE POWER

                                     20,000,000 (See Item 5(a))

                               10    SHARED DISPOSITIVE POWER

                                     None.

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      20,000,000

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN       [ ]
      SHARES*

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      32.4%

14    TYPE OF REPORTING PERSON*

      OO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7


          Item 1.  Security and Issuer.

               The class of equity securities to which this statement relates is the Class A Common Stock, $.01 par value per share (the "Class A Stock"), of Ingram Micro Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1600 E. St. Andrew Place, Santa Ana, CA 92705.

          Item 2.  Identity and Background.

               The name of the person filing this statement is Ingram Charitable Fund, Inc., a not-for-profit charitable corporation (the "Fund").

               The address of the principal business and the principal office of the Fund is 4400 Harding Road, Nashville, TN 37205-2290. The name, business address, present principal occupation or employment, and citizenship of each trustee of the Fund is set forth on Schedule A.

               In 1990, E. Bronson Ingram, the former chairman of Ingram Industries Inc., established the Fund to benefit Vanderbilt University in Nashville, Tennessee, as well as other designated philanthropic organizations.

               During the last five years, neither the Fund, nor any other person controlling the Fund nor, to the best of its knowledge, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Item 3.  Source and Amount of Funds or Other Consideration.

               Not Applicable.

          Item 4.  Purpose of Transaction.

               The Fund acquired 20 million shares of Class A Stock pursuant to a gift to the Fund from Mrs. Martha Ingram, which she received from a trust established by E. Bronson Ingram, to be used in accordance with the purposes for which the Fund was created. Following the receipt of such gift, the Fund made a charitable donation to Vanderbilt University of 2 million shares of Class A Stock in furtherance of the purposes for which the Fund was established. Following the charitable donation to Vanderbilt University, the Fund holds the balance of 18 million shares of Class A Stock.

          Item 5.  Interest in Securities of the Issuer.

              (a) The Fund has acquired and, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 20 million shares of Class A Stock, representing approximately 32.4% of the outstanding Class A Stock of the Issuer as of November 19, 1998 (when included with the 41,668,652 shares of Class A Stock outstanding as of October 3, 1998, as disclosed in the Issuer's most recent quarterly report on Form 10-Q for the fiscal quarter ended October 3, 1998). The 20 million shares of Class A Stock were previously held by Mrs. Ingram as outstanding Class B Common Stock, but were converted into Class A Stock immediately prior to the gift to the Fund. As of November 19, 1998, the Fund made a charitable gift of 2 million shares of Class A Stock to Vanderbilt University.

      Except as set forth on Schedule A, neither the Fund, nor any other person controlling the Fund, nor, to the best of its knowledge, any persons named in Schedule A hereto, owns beneficially any Class A or Class B Common Stock.

              (b) The Fund has sole power to vote and to dispose of all Class A Stock held by it.

              (c) On November 19, 1998, Mrs. Martha Ingram, a Trustee of the Fund, received a distribution from the trust established for the benefit of Mrs. Ingram, referred to in Item 4, of 20 million shares of Class B Common Stock. These shares were converted into Class A Stock and were transferred to the Fund by Mrs. Ingram as a gift.

              (d) Not Applicable.

              (e) Not Applicable.

               Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               See Item 4.

          Item 7.  Material to be Filed as Exhibits.

               Exhibit 1: Power of Attorney dated October 13, 1998.


                                SIGNATURES

               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 30, 1998


                                           INGRAM CHARITABLE FUND, INC.


                                           By: /s/ Lily Yan Arevalo
                                               ---------------------------
                                               Name:  Lily Yan Arevalo
                                               Title: Attorney-in-Fact


                                                                    SCHEDULE A

                 TRUSTEES OF INGRAM CHARITABLE FUND, INC.

               The name, business address, title, present principal occupation or employment of each of the Trustees of Ingram Charitable Fund, Inc. (the "Fund") are set forth below. All Trustees are U.S. citizens.

               The assets of the Fund, including any and all shares of Class A Stock held thereby, may not be used for personal benefit of the Trustees, who disclaim beneficial ownership of Class A Stock held by the Fund.

               Trustees

               Martha R. Ingram...............Chariman, Ingram Industries Inc.
               4400 Harding Road
               Nashville, TN 37205-2290

               Orrin H. Ingram............Co-President, Ingram Industries Inc.
               4400 Harding Road
               Nashville, TN 37205-2290

               Joe B. Wyatt..................Chancellor, Vanderbilt University
               211 Kirkland Hall
               Nashville, TN 37240

               William Spitz..................Treasurer, Vanderbilt University
               211 Kirkland Hall
               Nashville, TN 37240

               James C. Gooch...................Attorney, Bass Berry & Sims PLC
               2700 First American Center
               Nashville, TN 37238



                             Ingram Micro Inc.
                      Class A & Class B Common Stock
                         Ownership as of 11/19/98


                       Class A                  Class B
                       --------        ---------------------------
    Name                Direct          Direct          Indirect
----------------       --------        ---------------------------
Martha R. Ingram          ---          2,038,002       49,914,076
Orrin H. Ingram         22,022         1,871,380        3,376,600
Joe B. Wyatt           101,565            ---             ---
William Spitz             ---             ---             ---
James C. Gooch            ---             ---             ---